Exhibit 99.23

EXECUTION VERSION

INTELLECTUAL PROPERTY ASSIGNMENT AGREEMENT

This Intellectual Property Assignment Agreement (this “IP Assignment Agreement”) is made and entered into as of the 21st day of April 2015 (the “Effective Date”), by and among Covis Pharma S.à.r.l., Zug Branch, a limited liability company organized under the laws of Luxembourg (“Covis Pharma”), Covis Pharma Holdings S.à.r.l., Zug Branch, a limited liability company organized under the laws of Luxembourg (“Covis Holdings”), Covis Injectables S.à.r.l., Zug Branch, a limited liability company organized under the laws of Luxembourg (“Covis Injectables,” and collectively with Covis Pharma and Covis Holdings, “Sellers”) and Concordia Pharmaceuticals Inc., an international business company organized under the laws of Barbados (“Purchaser”) (Sellers and Purchaser each a “Party” or together “Parties”).

W I T N E S S E T H:

WHEREAS, Sellers own the trademarks registered in the United States of America as set forth in Schedule A attached hereto (hereinafter, the “Trademarks”);

WHEREAS, Sellers own the patent registered in the United States of America as set forth in Schedule B attached hereto (hereinafter, the “Patent”);

WHEREAS, pursuant to that certain Asset Purchase Agreement among Sellers, Purchaser and other parties thereto, dated as of the 9th day of March 2015 (the “Purchase Agreement”), Sellers have agreed to sell, convey, assign, transfer and deliver to Purchaser, and Purchaser has agreed to purchase, acquire and accept from Sellers, for the consideration and upon the terms and subject to the conditions set forth in the Purchase Agreement, all of Sellers’ right, title and interest in, to and under certain assets, including the Trademarks and the Patent.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in the Purchase Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound hereby, agree as follows:

1. Assignment of IP. Sellers hereby sell, convey, assign, transfer and deliver to Purchaser, and Purchaser hereby purchases, acquires and accepts from Sellers (A) all of Sellers’ right, title and interest, as of the Effective Date, in and to the Trademarks, including renewals of registration and the goodwill associated with or symbolized by the Trademarks, and all claims, causes of action and enforcement rights of any kind, and all rights to sue or otherwise bring actions for past, present or future infringement or other misappropriation or violation of any of the Trademarks; and (B) all of Sellers’ right, title and interest, as of the Effective Date, in and to the Patent, any extensions, supplemental protection certificates, reexaminations, reissues, divisions and continuations, with all claims, causes of action and enforcement rights of any kind, and all rights to sue or otherwise bring actions for past, present or future infringement of the Patent. The foregoing assignment in this Section 1 includes all rights to (i) apply for, file, register, maintain, extend, or renew the Trademarks or the Patent, and to transfer same and grant licenses and other rights with respect thereto, and (ii) collect royalties and other payments under or on account of any of the Trademarks or the Patent.

2. Recording. The Parties hereby authorize the relevant authority at the United States Patent and Trademark Office or any foreign equivalent thereto to record this assignment.

3. Entire Agreement; Conflicting Terms. This IP Assignment Agreement and the Purchase Agreement (in each case, including all Schedules and Exhibits hereto and thereto) contain the entire agreement between the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, oral or written, with respect to such matters, except for (i) subject to Section 6.15(a) of the Purchase Agreement, the Confidentiality Agreement which will remain in full force and effect for the term provided for therein and (ii) any written agreement of the Parties that expressly provides that it is not superseded by this IP Assignment Agreement or the Purchase Agreement. Nothing herein shall be deemed to limit the rights, duties and obligations of the Parties under the Purchase Agreement and, to the extent of any conflict between the terms and conditions of this IP Assignment Agreement and the terms and conditions of the Purchase Agreement, the terms and conditions of the Purchase Agreement shall govern, supersede and prevail.

4. Notices. All notices or other communications hereunder shall be deemed to have been duly given and made if in writing and if served by personal delivery upon the Party for whom it is intended, if delivered by registered or certified mail, return receipt requested, or by a national courier service, or if sent by facsimile, provided that the facsimile is promptly confirmed by telephone confirmation thereof, to the person at the address set forth below, or such other address as may be designated in writing hereafter, in the same manner, by such person:

To either Seller:

Covis Pharma S.à.r.l. and Covis Injectables S.à.r.l [REDACTED – personal information] Telephone: [REDACTED – personal information] Attn: [REDACTED – personal information]

with a copy (which shall not constitute notice) to:

Lowenstein Sandler LLP [REDACTED – personal information] Telephone: [REDACTED – personal information] Facsimile: [REDACTED – personal information] Attn: [REDACTED – personal information]

and a copy (which shall not constitute notice) to:

Cerberus Capital Management, L.P. [REDACTED – personal information] Facsimile: [REDACTED – personal information] Attn: [REDACTED – personal information]

to Purchaser:

Concordia Pharmaceuticals Inc. [REDACTED – personal information] Telephone: [REDACTED – personal information] Facsimile: [REDACTED – personal information] Attn: [REDACTED – personal information]

with a copy (which shall not constitute notice) to:

Sullivan & Cromwell LLP [REDACTED – personal information] Telephone: [REDACTED – personal information] Facsimile: [REDACTED – personal information] Attn: [REDACTED – personal information]

5. Amendment; Waiver. Any provision of this IP Assignment Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by Purchaser and Sellers, or in the case of a waiver, by the Party against whom the waiver is to be effective. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

6. Assignment. No Party to this IP Assignment Agreement may assign any of its rights or obligations under this IP Assignment Agreement without the prior written consent of the other Parties; provided, that nothing in the foregoing shall prohibit Purchaser from making any assignment (i) to any other person directly or indirectly controlling, controlled by, or under common control with, Purchaser at any time during the period for which the determination of affiliation is being made (“Affiliates”) so long as such Affiliate agrees in writing to be bound by all of the terms, conditions and provisions contained in this IP Assignment Agreement provided, further, no such assignment shall release Purchaser from its obligations under this IP Assignment Agreement; and (ii) to any successors to all or substantially all of the business and assets of Purchaser, whether in a merger, consolidation, sale of substantially all assets or other similar transaction. Any purported assignment, hypothecation or transfer in breach of this Section 6 shall be null and void. This IP Assignment Agreement shall be binding upon, and shall inure to the benefit of, and be enforceable by the Parties hereto and their successors and permitted assigns.

7. Parties in Interest. This IP Assignment Agreement shall inure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns. Nothing in this IP Assignment Agreement, express or implied, is intended to confer upon any person other than Purchaser, Sellers, or their successors or permitted assigns, any rights or remedies under or by reason of this IP Assignment Agreement.

8. Governing Law; Jurisdiction.

(a)	This IP Assignment Agreement and its negotiation, execution, performance or non-performance, interpretation, termination, construction and all claims or causes of action (whether in contract, in tort, at law or otherwise) that may be based upon, arise out of, or relate to this IP Assignment Agreement, or the transactions contemplated hereby (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in connection with this IP Assignment Agreement or as an inducement to enter this IP Assignment Agreement), shall be exclusively governed by, and construed in accordance with, the laws of the State of Delaware regardless of any laws that might otherwise govern under any applicable conflict of laws principles.

(b)	Any claim, demand, suit, action, cause of action, or proceeding (whether in contract, in tort, at law, or otherwise) (each, a “Proceeding”) based upon, arising out of, or related to this IP Assignment Agreement and its negotiation, execution, performance, non-performance, interpretation, termination, construction or the transactions contemplated hereby shall be heard and determined in the Court of Chancery in the City of Wilmington, New Castle County, Delaware or, in the event such court lacks subject matter jurisdiction, the United States District Court sitting in Wilmington, Delaware or, in the event such federal district court lacks subject matter jurisdiction, then in the Superior Court in the City of Wilmington, New Castle County, Delaware. The Parties hereby irrevocably submit to the exclusive jurisdiction and venue of such courts in any such Proceeding and irrevocably and unconditionally waive the defense of an inconvenient forum, or lack of jurisdiction to the maintenance of any such Proceeding. The consents to jurisdiction and venue set forth herein shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this Section 8 and shall not be deemed to confer rights on any person other than the Parties. Each Party agrees that the service of process upon such Party in any Proceeding arising out of or relating to this IP Assignment Agreement shall be effective if notice is given by overnight courier at the address set forth in Section 4. Each of the Parties also agrees that any final, non-appealable judgment against a Party in connection with any Proceeding arising out of or relating to this IP Assignment Agreement shall be conclusive and binding on such Party and that such award or judgment may be enforced in any court of competent jurisdiction, either within or outside of the United States. A certified or exemplified copy of such award or judgment shall be conclusive evidence of the fact and amount of such award or judgment.

9. WAIVER OF JURY TRIAL. TO THE FULLEST EXTENT PERMITTED BY LAW, THE PARTIES HEREBY WAIVE THEIR RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY PROCEEDING (WHETHER IN CONTRACT, IN TORT, AT LAW OR

OTHERWISE) BASED UPON, ARISING OUT OF, OR RELATED TO THIS IP ASSIGNMENT AGREEMENT, ANY OF THE TRANSACTIONS CONTEMPLATED BY THIS IP ASSIGNMENT AGREEMENT. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS IP ASSIGNMENT AGREEMENT, INCLUDING WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THE PARTIES ACKNOWLEDGE THAT THIS WAIVER IS A MATERIAL INDUCEMENT TO ENTER INTO A BUSINESS RELATIONSHIP, THAT EACH HAS ALREADY RELIED ON THE WAIVER IN ENTERING INTO THIS IP ASSIGNMENT AGREEMENT AND THAT EACH WILL CONTINUE TO RELY ON THE WAIVER IN THEIR RELATED FUTURE DEALINGS. THE PARTIES FURTHER WARRANT AND REPRESENT THAT EACH HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT EACH KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS IP ASSIGNMENT AGREEMENT OR TO ANY OTHER DOCUMENTS OR AGREEMENTS RELATING TO THE TRANSACTIONS CONTEMPLATED HEREBY. IN THE EVENT OF LITIGATION, THIS IP ASSIGNMENT AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

10. Counterparts. This IP Assignment Agreement may be executed in one or more counterparts (including by facsimile or electronic .pdf submission), each of which shall be deemed an original, and all of which shall constitute one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered (by telecopy or otherwise) to the other Party, it being understood that both Parties need not sign the same counterpart.

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IN WITNESS WHEREOF, the Parties have duly executed and delivered this IP Assignment Agreement as of the date first written above.

SELLERS:

COVIS PHARMA S.À.R.L., Acting through its Zug Branch

By:	[REDACTED – personal information]
	Name:	[REDACTED – personal information]
	Title:	[REDACTED – personal information]

COVIS INJECTABLES S.À.R.L., Acting through its Zug Branch

By:	[REDACTED – personal information]
	Name:	[REDACTED – personal information]
	Title:	[REDACTED – personal information]

COVIS PHARMA HOLDINGS S.À.R.L.

By:	[REDACTED – personal information]
	Name:	[REDACTED – personal information]
	Title:	[REDACTED – personal information]

PURCHASER:

CONCORDIA PHARMACEUTICALS INC.

By:	[REDACTED – personal information]
	Name:	[REDACTED – personal information]
	Title:	[REDACTED – personal information]

[Signature Page to IP Assignment Agreement]

SCHEDULE A

TRADEMARKS

[REDACTED – commercially sensitive information]

SCHEDULE B

PATENT

[REDACTED – commercially sensitive information]